CERTIFICATE OF DESIGNATION
OF
SERIES SEED PREFFERED STOCK

eMD Health Centers, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Texas, hereby certifies as follows:

The Certificate of Incorporation and the Bylaws of the Corporation (the "**Governing Documents**") confers upon the Board of Directors of the Corporation (the "**Board of Directors**") the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix the powers, designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. On 04/26/2021, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series Seed Preferred Stock, comprised initially of 1,275,500 shares and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Governing Documents, a series of the class of authorized preferred stock, par value $0.00001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

Section 1. <u>Designation and Authorized Shares</u>. The shares of such series shall be designated as the Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"). The number of shares initially constituting the Series Seed Preferred Stock shall be 1,275,500, which number may be increased or decreased by the Board of Directors without a vote of shareholders; provided, however, that such number may not be decreased below the sum of the number of then outstanding shares of Series Seed Preferred Stock.

Section 2. <u>Dividends and Distributions</u>. The Series Seed Preferred Stock will not be entitled to receive any mandatory dividends or distributions of cash or other property. The Series Seed Preferred Stock shall rank, as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation senior to the Common Stock.

Section 3. <u>Preferential Payments to Holders of Series Seed Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to one time the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon (such amount the "**Series Seed Liquidation Amounts**"). The "**Series Seed Original Issue Price**" shall mean $[1.00] per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

Section 4. <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Section 5. <u>Voting</u>. Except as otherwise provided herein or as otherwise required by law, the Series Seed Preferred Stock shall have no voting rights. However, as long as any shares of Series Seed Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of 67% or more of the then outstanding shares of the Series Seed Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series Seed Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series Seed Preferred Stock, (c) amend its Governing Documents in any manner that adversely affects any rights of the holders of Series Seed Preferred Stock, (d) increase the number of authorized shares of Series Seed Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Section 6. <u>Conversion</u> The shares of Series Seed Preferred Stock shall not be convertible into shares of common stock or any other security of the Corporation.

Section 7. <u>Severability</u>. If any term of this Certificate of Designation is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Certificate of Designation as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Certificate of Designation will be deemed dependent upon any other such term unless so expressed in this Certificate of Designation.

IN WITNESS WHEREOF, eMD Health Centers, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on 04/26/2021

eMD Health Centers, Inc.



By:_____

Name: Mohamed M Haq

Title:_____ Chief Executive Officer.